Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2017

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 1Q 2017, dated May 11, 2017, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: May 11, 2017	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

Condensed Consolidated Interim Financial Statements 1Q 2017

The Hague, May 11, 2017

To help people achieve a lifetime of financial security

AEGON
Transform Tomorrow

Condensed Consolidated Interim Financial Statements 1Q 2017	1

Unaudited

2	Condensed Consolidated Interim Financial Statements 1Q 2017

Condensed consolidated income statement

EUR millions	Notes	1Q 2017	1Q 2016

Premium income	4	5,710	5,836
Investment income	5	1,863	1,935
Fee and commission income		621	602
Other revenues		1	1
Total revenues		8,196	8,374
Income from reinsurance ceded		751	720
Results from financial transactions	6	6,694	2,050
Other income	7	9	-
Total income		15,650	11,146

Benefits and expenses	8	15,055	10,901
Impairment charges / (reversals)	9	13	40
Interest charges and related fees		93	97
Total charges		15,161	11,039

Share in profit / (loss) of joint ventures		34	31
Income / (loss) before tax		523	138
Income tax (expense) / benefit		(145)	6
Net income / (loss)		378	143

Net income / (loss) attributable to:
Owners of Aegon N.V.		378	143
Non-controlling interests		-	-

Earnings per share (EUR per share)	16
Basic earnings per common share		0.17	0.05
Basic earnings per common share B		-	-
Diluted earnings per common share		0.17	0.05
Diluted earnings per common share B		-	-

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	3

Condensed consolidated statement of comprehensive income
EUR millions	1Q 2017	1Q 2016

Net income / (loss)	378	143

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	(2)
Remeasurements of defined benefit plans	265	(501)
Income tax relating to items that will not be reclassified	(67)	135

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	467	1,841
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(80)	(30)
Changes in cash flow hedging reserve	4	304
Movement in foreign currency translation and net foreign investment hedging reserve	(218)	(734)
Equity movements of joint ventures	(8)	3
Equity movements of associates	(1)	1
Income tax relating to items that may be reclassified	(116)	(762)
Other	2	6
Other comprehensive income / (loss) for the period	248	261
Total comprehensive income / (loss)	626	405

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	626	398
Non-controlling interests	-	7

Unaudited

4	Condensed Consolidated Interim Financial Statements 1Q 2017

Condensed consolidated statement of financial position
		Mar. 31, 2017	Dec. 31, 2016
EUR millions	Notes

Assets
Cash and cash equivalents		11,037	11,347
Assets held for sale	18	8,866	8,705
Investments	10	155,847	156,813
Investments for account of policyholders	11	206,294	203,610
Derivatives	12	7,676	8,318
Investments in joint ventures		1,648	1,614
Investments in associates		288	270
Reinsurance assets		10,848	11,208
Deferred expenses	14	11,435	11,423
Other assets and receivables		9,675	10,805
Intangible assets	15	1,841	1,820
Total assets		425,455	425,935

Equity and liabilities
Shareholders’ equity		21,505	20,913
Other equity instruments		3,804	3,797
Issued capital and reserves attributable to owners of Aegon N.V.		25,308	24,710
Non-controlling interests		23	23
Group equity		25,332	24,734

Subordinated borrowings		768	767
Trust pass-through securities		152	156
Insurance contracts		117,831	119,569
Insurance contracts for account of policyholders		123,118	120,929
Investment contracts		17,807	19,572
Investment contracts for account of policyholders		85,365	84,774
Derivatives	12	7,987	8,878
Borrowings	17	15,021	13,153
Liabilities held for sale	18	8,976	8,816
Other liabilities		23,098	24,588
Total liabilities		400,123	401,201
Total equity and liabilities		425,455	425,935

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Three months ended March 31, 2017

At beginning of year	8,193	7,812	5,381	(1,820)	1,347	3,797	24,710	23	24,734

Net income / (loss) recognized in the income statement	-	378	-	-	-	-	378	-	378

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	265	-	-	265	-	265
Income tax relating to items that will not be reclassified	-	-	-	(68)	-	-	(67)	-	(67)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	467	-	-	-	467	-	467
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(80)	-	-	-	(80)	-	(80)
Changes in cash flow hedging reserve	-	-	4	-	-	-	4	-	4
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(49)	10	(179)	-	(218)	-	(218)
Equity movements of joint ventures	-	-	-	-	(8)	-	(8)	-	(8)
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	(124)	-	8	-	(116)	-	(116)
Other	-	1	-	-	-	-	1	-	2
Total other comprehensive income	-	1	218	208	(180)	-	247	-	248
Total comprehensive income / (loss) for 2017	-	379	218	208	(180)	-	626	-	626

Coupons on non-cumulative subordinated notes	-	(7)	-	-	-	-	(7)	-	(7)
Coupons on perpetual securities	-	(27)	-	-	-	-	(27)	-	(27)
Incentive plans	-	-	-	-	-	6	6	-	6
At end of period	8,193	8,157	5,600	(1,612)	1,167	3,804	25,308	23	25,332

Three months ended March 31, 2016

At beginning of year	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

Net income / (loss) recognized in the income statement	-	143	-	-	-	-	143	-	143

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(2)	-	-	-	(2)	-	(2)
Remeasurements of defined benefit plans	-	-	-	(501)	-	-	(501)	-	(501)
Income tax relating to items that will not be reclassified	-	-	-	136	-	-	135	-	135

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,841	-	-	-	1,841	-	1,841
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(30)	-	-	-	(30)	-	(30)
Changes in cash flow hedging reserve	-	-	304	-	-	-	304	-	304
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	53	(787)	-	(734)	-	(734)
Equity movements of joint ventures	-	-	-	-	3	-	3	-	3
Equity movements of associates	-	-	-	-	1	-	1	-	1
Income tax relating to items that may be reclassified	-	-	(776)	-	14	-	(762)	-	(762)
Other	-	(1)	-	-	-	-	(1)	7	6
Total other comprehensive income	-	(1)	1,337	(313)	(769)	-	255	7	261
Total comprehensive income / (loss) for 2016	-	143	1,337	(313)	(769)	-	398	7	405

Issuance and purchase of (treasury) shares	-	(200)	-	-	-	-	(200)	-	(200)
Coupons on non-cumulative subordinated notes	-	(7)	-	-	-	-	(7)	-	(7)
Coupons on perpetual securities	-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans	-	-	-	-	-	11	11	-	11
At end of period	8,387	7,984	7,808	(1,845)	513	3,811	26,659	16	26,674

[1]	For a breakdown of share capital please refer to note 16.
[2]	Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

6	Condensed Consolidated Interim Financial Statements 1Q 2017

Condensed consolidated cash flow statement
EUR millions	YTD 2017	YTD 2016

Cash flow from operating activities	(2,097)	2,799

Purchases and disposals of intangible assets	(1)	(8)
Purchases and disposals of equipment and other assets	(21)	(8)
Purchases and disposals of businesses and subsidiaries	(51)	-
Purchases, disposals and dividends joint ventures and associates	(27)	23
Cash flow from investing activities	(100)	6

Purchase of treasury shares	-	(200)
Issuances, repurchases and coupons of perpetuals	(36)	(37)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(10)	(9)
Issuances and repayments of borrowings	1,957	(1,431)
Cash flow from financing activities	1,911	(1,677)

Net increase / (decrease) in cash and cash equivalents	(286)	1,128
Net cash and cash equivalents at January 1	11,347	9,593
Effects of changes in foreign exchange rates	(26)	(146)
Net cash and cash equivalents at end of period	11,034	10,576

Cash and cash equivalents	11,037	10,616
Cash and cash equivalents classified as Assets held for sale	-	-
Bank overdrafts classified as other liabilities	(3)	(40)
Net cash and cash equivalents	11,034	10,576

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 29,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the period ended, March 31, 2017, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2016 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2016. Aegon’s Annual Report for 2016 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the period ended March 31, 2017, were approved by the Executive Board on May 10, 2017.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited

8	Condensed Consolidated Interim Financial Statements 1Q 2017

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2016 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2017, but have not yet been endorsed by the European Union:

t	IAS 7 Amendment Disclosure initiative;
t	IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses; and
t	Annual improvements 2014-2016 Cycle.

None of these revised standards and interpretations will significantly impact the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2017, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2016.

Taxes

Taxes on income for the three month period, ended March 31, 2017, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Exchange rates

Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
March 31, 2017	1	EUR	1.0696	0.8553
December 31, 2016	1	EUR	1.0548	0.8536

Weighted average exchange rates

			USD	GBP
Three months ended March 31, 2017	1	EUR	1.0647	0.8594
Three months ended March 31, 2016	1	EUR	1.1023	0.7698

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	9

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2017

Underlying earnings before tax	313	118	33	17	1	169	12	37	(44)	1	488	9	496
Fair value items	(20)	(35)	(21)	-	-	(56)	1	-	22	-	(53)	(22)	(75)
Realized gains / (losses) on investments	10	62	3	1	-	67	(3)	2	-	-	76	(1)	75
Impairment charges	(6)	(7)	-	(1)	-	(7)	-	-	(2)	-	(16)	-	(16)
Impairment reversals	2	3	-	-	-	3	-	-	-	-	4	-	4
Other income / (charges)	(2)	-	8	-	-	8	-	-	-	-	6	-	6
Run-off businesses	31	-	-	-	-	-	-	-	-	-	31	-	31
Income / (loss) before tax	328	141	24	18	1	183	10	39	(24)	1	536	(14)	523
Income tax (expense) / benefit	(86)	(30)	(18)	(3)	(2)	(53)	(14)	(12)	6	-	(159)	14	(145)
Net income / (loss)	242	111	6	15	(1)	131	(4)	27	(18)	1	378	-	378
Inter-segment underlying earnings	(19)	(30)	(22)	(3)	-	(56)	(1)	57	19

Revenues
Life insurance gross premiums	1,965	693	1,887	103	54	2,737	325	-	2	(2)	5,026	(195)	4,832
Accident and health insurance	564	110	8	-	81	200	33	-	-	-	796	(13)	783
General insurance	-	40	-	55	24	118	-	-	1	(1)	118	(24)	94
Total gross premiums	2,529	843	1,895	157	160	3,055	358	-	2	(3)	5,941	(231)	5,710
Investment income	972	548	272	11	9	840	65	1	79	(77)	1,880	(17)	1,863
Fee and commission income	396	87	61	10	4	161	16	153	-	(60)	666	(45)	621
Other revenues	1	-	-	-	1	-	-	-	1	-	3	(1)	1
Total revenues	3,898	1,477	2,228	178	173	4,057	440	154	82	(140)	8,490	(294)	8,196
Inter-segment revenues	-	-	-	-	-	-	1	60	80

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2016

Underlying earnings before tax	283	128	23	15	3	169	-	45	(37)	1	462	6	468
Fair value items	(220)	(105)	34	-	-	(71)	3	-	(70)	-	(358)	(13)	(370)
Realized gains / (losses) on investments	33	18	1	-	(1)	17	4	-	-	-	54	(1)	53
Impairment charges	(34)	(5)	-	2	-	(3)	(1)	-	(4)	-	(42)	-	(42)
Impairment reversals	2	4	-	-	-	4	-	-	-	-	6	-	6
Other income / (charges)	(6)	-	1	-	-	1	-	-	-	-	(6)	-	(6)
Run-off businesses	28	-	-	-	-	-	-	-	-	-	28	-	28
Income / (loss) before tax	87	40	58	16	2	116	6	45	(110)	1	145	(7)	138
Income tax (expense) / benefit	7	(7)	(6)	(2)	(2)	(17)	(5)	(13)	26	-	(1)	7	6
Net income / (loss)	94	33	52	14	-	99	1	32	(84)	1	143	-	143
Inter-segment underlying earnings	(55)	(12)	(13)	(3)	-	(28)	21	65	(3)

Revenues
Life insurance gross premiums	1,770	858	2,015	98	49	3,020	299	-	1	(21)	5,069	(170)	4,899
Accident and health insurance	548	121	11	-	72	204	33	-	4	(1)	787	(11)	775
General insurance	-	115	-	47	23	184	-	-	-	-	184	(23)	161
Total gross premiums	2,318	1,094	2,026	145	144	3,408	331	-	5	(22)	6,040	(204)	5,836
Investment income	916	522	431	11	10	974	57	1	81	(81)	1,948	(13)	1,935
Fee and commission income	418	86	23	9	3	121	14	167	-	(64)	656	(54)	602
Other revenues	1	-	-	-	1	1	-	-	1	-	2	(1)	1
Total revenues	3,652	1,702	2,480	164	157	4,504	403	168	87	(167)	8,646	(272)	8,374
Inter-segment revenues	-	1	-	-	-	1	20	64	82

3.2 Performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. Note that, as disclosed in the 2016 Annual Report, Aegon changed the measurement of underlying earnings before tax to exclude the impact of actuarial assumption updates. In addition, updates to economic assumptions previously recorded in fair value items, are recorded in Other income / (charges). These changes had no effect on 1Q 2016 numbers.

Aegon believes that its performance measure, underlying earnings before tax, provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

Unaudited

10	Condensed Consolidated Interim Financial Statements 1Q 2017

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands, VA Europe (included in United Kingdom) and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	11

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited

12	Condensed Consolidated Interim Financial Statements 1Q 2017

3.2 Investments

Amounts included in the tables on investments are presented on an IFRS basis.

March 31, 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	783	623	104	40	5	772	-	2	58	-	1,616
Debt securities	69,953	22,639	2,060	665	665	26,030	5,293	-	-	-	101,276
Loans	10,513	28,968	-	308	49	29,324	6	-	-	-	39,843
Other financial assets	10,555	321	115	7	-	443	-	77	22	-	11,097
Investments in real estate	727	1,269	-	3	15	1,287	-	-	-	-	2,014
Investments general account	92,531	53,820	2,279	1,024	734	57,857	5,299	79	81	-	155,847
Shares	-	9,534	15,878	291	14	25,718	-	-	-	(6)	25,712
Debt securities	4,635	14,993	10,336	218	9	25,555	-	-	-	-	30,190
Unconsolidated investment funds	104,726	-	37,631	908	67	38,606	-	-	-	-	143,332
Other financial assets	56	2,795	3,519	9	1	6,323	-	-	-	-	6,379
Investments in real estate	-	-	681	-	-	681	-	-	-	-	681
Investments for account of policyholders	109,417	27,321	68,044	1,427	90	96,883	-	-	-	(6)	206,294
Investments on balance sheet	201,947	81,142	70,324	2,451	824	154,740	5,299	79	81	(6)	362,141
Off balance sheet investments third parties	244,916	977	107,686	3,376	528	112,568	2,852	125,821	-	(1,063)	485,094
Total revenue generating investments	446,863	82,119	178,010	5,827	1,352	267,308	8,151	125,900	81	(1,069)	847,234
Investments
Available-for-sale	77,728	22,089	2,176	697	670	25,632	5,271	75	22	-	108,727
Loans	10,513	28,968	-	308	49	29,324	6	-	-	-	39,843
Financial assets at fair value through profit or loss	112,979	28,816	67,467	1,442	90	97,816	23	4	58	(6)	210,875
Investments in real estate	727	1,269	681	3	15	1,968	-	-	-	-	2,695
Total investments on balance sheet	201,947	81,142	70,324	2,451	824	154,740	5,299	79	81	(6)	362,141
Investments in joint ventures	7	895	-	-	499	1,394	140	108	-	-	1,648
Investments in associates	99	33	8	2	-	42	21	127	(1)	-	288
Other assets	28,976	15,289	12,981	292	231	28,779	2,812	323	31,395	(30,921)	61,378
Consolidated total assets	231,029	97,358	83,313	2,744	1,554	184,955	8,272	637	31,475	(30,927)	425,455

December 31, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	793	334	84	35	4	457	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	27,093	5,310	-	-	-	103,169
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Other financial assets	9,924	358	115	10	-	483	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	1,256	-	-	-	-	1,999
Investments general account	93,046	54,298	2,236	983	747	58,264	5,328	90	85	-	156,813
Shares	-	9,689	15,503	295	13	25,499	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	25,526	-	-	-	-	30,305
Unconsolidated investment funds	102,534	-	36,600	879	64	37,543	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	7,022	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	686	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	96,276	-	-	-	(7)	203,610
Investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423
Off balance sheet investments third parties	240,072	952	5,333	3,154	507	9,946	2,734	130,889	-	(864)	382,776
Total revenue generating investments	440,458	83,235	74,354	5,556	1,342	164,487	8,061	130,979	85	(871)	743,200
Investments
Available-for-sale	77,918	23,044	2,152	660	687	26,544	5,289	87	23	-	109,860
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	97,080	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	1,942	-	-	-	-	2,685
Total investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423
Investments in joint ventures	7	877	-	-	495	1,373	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	30	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	28,426	3,122	293	31,107	(30,338)	63,627
Consolidated total assets	231,493	98,441	81,747	2,696	1,500	184,370	8,604	607	31,192	(30,345)	425,935

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	13

4. Premium income and premiums paid to reinsurers

EUR millions	1Q 2017	1Q 2016

Premium income
Life insurance	4,832	4,899
Non-life insurance	878	937
Total premium income	5,710	5,836
Accident and health insurance	783	775
General insurance	94	161
Non-life Insurance premium income	878	937

Premiums paid to reinsurers 1
Life insurance	751	646
Non-life insurance	61	67
Total premiums paid to reinsurers	812	713
Accident and health insurance	58	63
General insurance	3	4
Non-life Insurance paid to reinsurers	61	67

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 8 - Benefits and expenses.

Premium income Life includes EUR 771 million for 1Q 2017 (1Q 2016: EUR 802 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

5. Investment income

EUR millions	1Q 2017	1Q 2016

Interest income	1,636	1,707
Dividend income	192	194
Rental income	35	34
Total investment income	1,863	1,935

Investment income related to general account	1,464	1,493
Investment income for account of policyholders	399	442
Total	1,863	1,935

Unaudited

14	Condensed Consolidated Interim Financial Statements 1Q 2017

6. Results from financial transactions

EUR millions	1Q 2017	1Q 2016

Net fair value change of general account financial investments at FVTPL other than derivatives	25	(72)
Realized gains /(losses) on financial investments	78	53
Gains /(losses) on investments in real estate	24	18
Net fair value change of derivatives	(444)	438
Net fair value change on for account of policyholder financial assets at FVTPL	6,997	1,596
Net fair value change on investments in real estate for account of policyholders	7	8
Net foreign currency gains /(losses)	2	17
Net fair value change on borrowings and other financial liabilities	5	(9)
Total	6,694	2,050

The increase of the net fair value change on for account of policyholder financial assets at FVTPL in 1Q 2017 compared to 1Q 2016 is mainly driven by the equity markets and interest rate movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 8 - Benefits and expenses.

7. Other income

Other income of EUR 9 million reflects an extension of the existing reinsurance arrangement with Rothesay Life as amended and supplemented in 2017, covering the new business written from January 1 to September 5, 2016.

8. Benefits and expenses

EUR millions	1Q 2017	1Q 2016

Claims and benefits	14,183	10,041
Employee expenses	590	596
Administration expenses	339	311
Deferred expenses	(262)	(323)
Amortization charges	204	277
Total	15,055	10,901

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	15

The following table provides an analysis of “claims and benefits”:

EUR millions	1Q 2017	1Q 2016

Benefits and claims paid life	6,230	4,711
Benefits and claims paid non-life	504	538
Change in valuation of liabilities for insurance contracts	5,479	3,000
Change in valuation of liabilities for investment contracts	460	284
Other	(10)	(5)

Policyholder claims and benefits	12,664	8,527
Premium paid to reinsurers	812	713
Profit sharing and rebates	6	7
Commissions	701	795
Total	14,183	10,041

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at fair value through P&L included in Results from financial transactions (note 6) of EUR 6,997 million (1Q 2016: EUR 1,596 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes a decrease of technical provisions for life insurance contracts of EUR 194 million (1Q 2016: increase of EUR 1,863 million).

9. Impairment charges/(reversals)

EUR millions	1Q 2017	1Q 2016

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	17	45
Impairment reversals on financial assets, excluding receivables	(4)	(6)
Impairment charges / (reversals) on non-financial assets and receivables	-	1
Total	13	40

Impairment charges on financial assets, excluding receivables, from:
Shares	-	1
Debt securities and money market instruments	6	28
Loans	8	3
Other	-	9
Investments in associates	2	4
Total	17	45

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(1)	(1)
Loans	(3)	(4)
Other	(1)	-
Total	(4)	(6)

Unaudited

16	Condensed Consolidated Interim Financial Statements 1Q 2017

10. Investments

EUR millions	Mar. 31, 2017	Dec. 31, 2016

Available-for-sale (AFS)	108,727	109,860
Loans	39,843	39,812
Financial assets at fair value through profit or loss (FVTPL)	5,261	5,142
Financial assets, for general account, excluding derivatives	153,832	154,814
Investments in real estate	2,014	1,999
Total investments for general account, excluding derivatives	155,847	156,813

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	1,038	578	-	1,616
Debt securities	99,150	2,126	-	101,276
Money market and other short-term investments	7,369	334	-	7,703
Mortgages loans	-	-	34,211	34,211
Private loans	-	-	3,230	3,230
Deposits with financial institutions	-	-	141	141
Policy loans	-	-	2,162	2,162
Other	1,171	2,224	100	3,494
March 31, 2017	108,727	5,261	39,843	153,832

	AFS	FVTPL	Loans	Total

Shares	824	490	-	1,314
Debt securities	101,054	2,115	-	103,169
Money market and other short-term investments	6,776	317	-	7,093
Mortgages loans	-	-	34,206	34,206
Private loans	-	-	3,166	3,166
Deposits with financial institutions	-	-	129	129
Policy loans	-	-	2,207	2,207
Other	1,206	2,219	104	3,529
December 31, 2016	109,860	5,142	39,812	154,814

11. Investments for account of policyholders

EUR millions	Mar. 31, 2017	Dec. 31, 2016
Shares	25,712	25,492
Debt securities	30,190	30,305
Money market and short-term investments	1,191	1,231
Deposits with financial institutions	2,353	2,951
Unconsolidated investment funds	143,332	140,077
Other	2,835	2,868
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	205,613	202,924
Investment in real estate	681	686
Total investments for account of policyholders	206,294	203,610

12. Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases and disposals.

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	17

13. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at March 31, 2017

Financial assets carried at fair value
Available-for-sale investments
Shares	149	321	567	1,038
Debt securities	28,238	69,035	1,877	99,150
Money markets and other short-term instruments	-	7,369	-	7,369
Other investments at fair value	-	414	757	1,171
Total Available-for-sale investments	28,388	77,139	3,200	108,727

Fair value through profit or loss
Shares	295	164	119	578
Debt securities	13	2,107	5	2,126
Money markets and other short-term instruments	-	334	-	334
Other investments at fair value	1	1,003	1,219	2,224
Investments for account of policyholders [1]	127,837	76,048	1,728	205,613
Derivatives	23	7,526	127	7,676
Total Fair value through profit or loss	128,169	87,182	3,199	218,551
Total financial assets at fair value	156,557	164,322	6,399	327,278

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	42,884	195	43,079
Borrowings [3]	-	598	-	598
Derivatives	23	6,172	1,792	7,987
Total financial liabilities at fair value	23	49,654	1,987	51,664

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2016

Financial assets carried at fair value
Available-for-sale investments
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money markets and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
Total Available-for-sale investments	29,504	77,243	3,112	109,860

Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money markets and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders [1]	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Total Fair value through profit or loss	126,355	86,883	3,146	216,384
Total financial assets at fair value	155,860	164,126	6,259	326,244

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	42,627	176	42,803
Borrowings [3]	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total financial liabilities at fair value	64	49,584	2,643	52,290

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

18	Condensed Consolidated Interim Financial Statements 1Q 2017

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the three month period ended March 31, 2017.

Fair value transfers
EUR millions	1Q 2017		Full Year 2016
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Debt securities	-	-	5	69
Total	-	-	5	69

Fair value through profit or loss
Investments for account of policyholders	-	10	3	(1)
Total	-	10	3	(1)
Total financial assets at fair value	-	10	8	68

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2017	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	March 31, 2017	Total unrealized gains and losses for the period recorded in the P&L for instruments held at March 31, 2017 ³
Financial assets carried at fair value available-for-sale investments
Shares	393	16	(16)	206	(14)	(15)	(4)	-	-	-	567	-
Debt securities	1,966	4	16	65	(1)	(75)	(23)	-	6	(80)	1,877	-
Other investments at fair value	754	(35)	3	51	(7)	(1)	(10)	-	1	-	757	-
	3,112	(15)	4	323	(22)	(91)	(38)	-	7	(80)	3,200	-

Fair value through profit or loss
Shares	50	(1)	-	69	-	-	-	-	-	-	119	(1)
Debt securities	6	-	-	-	-	-	-	-	-	-	5	-
Other investments at fair value	1,257	(7)	-	58	(56)	-	(17)	-	73	(88)	1,219	(8)
Investments for account of policyholders	1,726	(14)	-	160	(102)	-	(3)	-	-	(38)	1,728	9
Derivatives	108	66	-	-	(21)	-	-	(26)	-	-	127	66
	3,146	44	-	286	(179)	-	(20)	(26)	73	(126)	3,199	66

Financial liabilities carried at fair value
Investment contracts for account of policyholders	176	(7)	-	30	(3)	-	(1)	-	-	-	195	-
Derivatives	2,467	(1,017)	-	-	351	-	(9)	-	-	-	1,792	(845)
	2,643	(1,023)	-	30	348	-	(11)	-	-	-	1,987	(846)

EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	293	27	(7)	161	(92)	(1)	11	-	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	-	651	(2,854)	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	-	(1)	754	-
	5,365	(150)	105	845	(487)	(429)	68	-	651	(2,856)	3,112	-

Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	-	419	(321)	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	-	8	(88)	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	-	108	(287)
	3,239	(305)	-	770	(564)	-	(11)	-	427	(409)	3,146	(303)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	-	(2)	176	1
Derivatives	2,104	542	-	-	(207)	-	28	-	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	-	(2)	2,643	563

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Condensed Consolidated Interim Financial Statements 1Q 2017	19

During the first three months of 2017, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 80 million (full year 2016: EUR 1,077 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first three months of 2017, Aegon transferred EUR 206 million (full year 2016: EUR 3,266 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount March 31, 2017	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	257	Net asset value [4]	n.a.	n.a.
	310	Other	n.a.	n.a.
	567

Debt securities
	1,334	Broker quote	n.a.	n.a.
	231	Discounted cash flow	Credit spread	1.28% -3.48% (2.86%)
	312	Other	n.a.	n.a.
	1,877

Other investments at fair value
Tax credit investments	678	Discounted cash flow	Discount rate	5.7%
Investment funds	45	Net asset value [4]	n.a.	n.a.
Other	33	Other	n.a.	n.a.
March 31, 2017	757

Fair value through profit or loss
Shares	119	Other	n.a.	n.a.
Debt securities	5	Other	n.a.	n.a.
	124

Other investments at fair value
Investment funds	1,214	Net asset value [4]	n.a.	n.a.
Other	5	Other	n.a.	n.a.
	1,219

Derivatives
Longevity swap	5	Discounted cash flow	Mortality	n.a.
Longevity swap	46	Discounted cash flow	Risk free rate	0.40% -2.16% (2.05%)
Other	74	Other	n.a.	n.a.
March 31, 2017	125
Total financial assets at fair value [3]	4,668

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,766	Discounted cash flow	Own Credit spread	0.35% - 0.45% (0.37%)
Other	25	Other	n.a.	n.a.
Total financial liabilities at fair value	1,792

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 2 million.

4 Net asset value is considered the best approximation to the fair value of these financial instruments.

Unaudited

20	Condensed Consolidated Interim Financial Statements 1Q 2017

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2016. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 233 million (December 31, 2016: EUR 237 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Governement debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 2.9% (December 31, 2016: 3.1%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Governement debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 5.7% (December 31, 2016: 5.6%).

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Condensed Consolidated Interim Financial Statements 1Q 2017	21

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts remained stable at 0.4% (December 31, 2016: 0.4%).

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22	Condensed Consolidated Interim Financial Statements 1Q 2017

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount March 31, 2017	Total estimated fair value March 31, 2017	Carrying amount December 31, 2016	Total estimated fair value December 31, 2016

Assets
Mortgage loans - held at amortized cost	34,211	38,559	34,206	38,499
Private loans - held at amortized cost	3,230	3,592	3,166	3,569
Other loans - held at amortized cost	2,402	2,402	2,441	2,441

Liabilities
Subordinated borrowings - held at amortized cost	768	866	767	844
Trust pass-through securities - held at amortized cost	152	144	156	141
Borrowings - held at amortized cost	14,423	14,821	12,543	12,935
Investment contracts - held at amortized cost	17,494	17,874	19,217	19,748

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

14. Deferred expenses

EUR millions	Mar. 31, 2017	Dec. 31, 2016

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	10,901	10,882
Deferred cost of reinsurance	54	60
Deferred transaction costs for investment management services	481	481
Total deferred expenses	11,435	11,423

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Condensed Consolidated Interim Financial Statements 1Q 2017	23

15. Intangible assets

EUR millions	Mar. 31, 2017	Dec. 31, 2016

Goodwill	347	294
VOBA	1,338	1,399
Future servicing rights	62	64
Software	53	50
Other	41	12
Total intangible assets	1,841	1,820

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in foreign exchange rates. The acquisition of Cofunds Ltd. in January 2017 resulted in the addition of “customer intangibles” (included in the line “Other”) amounting to EUR 29 million and goodwill amounting to EUR 56 million.

16. Share capital

EUR millions	Mar. 31, 2017	Dec. 31, 2016

Share capital - par value	319	319
Share premium	7,873	7,873
Total share capital	8,193	8,193

Share capital - par value
Balance at January 1	319	328
Dividend	-	1
Shares withdrawn	-	(10)
Balance	319	319

Share premium
Balance at January 1	7,873	8,059
Share dividend	-	(186)
Balance	7,873	7,873

Basic and diluted earnings per share

EUR millions	1Q 2017	1Q 2016

Earnings per share (EUR per share)
Basic earnings per common share	0.17	0.05
Basic earnings per common share B	-	-
Diluted earnings per common share	0.17	0.05
Diluted earnings per common share B	-	-
Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	378	143
Coupons on other equity instruments	(35)	(35)
Earnings attributable to common shares and common shares B	343	109

Earnings attributable to common shareholders	341	108
Earnings attributable to common shareholders B	2	1

Weighted average number of common shares outstanding (in millions)	2,026	2,084
Weighted average number of common shares B outstanding (in millions)	568	585

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24	Condensed Consolidated Interim Financial Statements 1Q 2017

Final dividend 2016

It will be proposed to the Annual General Meeting of Shareholders on May 19, 2017, absent unforeseen circumstances, to pay a final dividend for the year 2016 of EUR 0.13 per common share. After taking into account the interim dividend 2016 of EUR 0.13 per common share, this will result in a total 2016 dividend of EUR 0.26 per common share. Proposed final dividend for the year and proposed total 2016 dividend per common share B amount to 1/40th of the dividend paid on common shares.

17. Borrowings

EUR millions	Mar. 31, 2017	Dec. 31, 2016

Capital funding	2,373	2,386
Operational funding	12,648	10,766
Total borrowings	15,021	13,153

Included in borrowings is EUR 598 million relating to borrowings measured at fair value (December 31, 2016: EUR 610 million).

During the first three months of 2017, the operational funding increased EUR 1.8 billion due to new FHLB advances.

18. Assets and Liabilities held for sale

The major type of assets included in the assets held for sale comprise of the reinsurance asset linked to the sale of Aegon UK’s annuity portfolio in 2016. The liability included in the liabilities held for sale are the insurance liabilities related to this portfolio. The UK annuity portfolio was included in the United Kingdom operating segment. For details related to the sale of the UK annuity portfolio, refer to the Annual Report 2016.

19. Commitments and contingencies

There have been no material changes in contingent assets and liabilities to those reported in the 2016 consolidated financial statements of Aegon.

20. Acquisitions / divestments

On January 1, 2017 Aegon completed the acquisition of Cofunds Ltd., following regulatory approval. The purchase of the Cofunds Ltd. business was done through a sale and purchase agreement to acquire all the shares and platform assets. The total consideration of the acquisition amounts to GBP 147 million (EUR 171 million). The fair value of the net assets amounts to GBP 99 million (EUR 116 million), of which GBP 25 million (EUR 29 million) relates to “customer intangibles”, resulting in goodwill of GBP 48 million (EUR 56 million). The value of the transferred customer investments as per March 31, 2017 amounted to approximately GBP 87 billion (EUR 102 billion) and are not recognized on Aegon’s balance sheet.

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Condensed Consolidated Interim Financial Statements 1Q 2017	25

To: The Supervisory Board and the Executive Board of Aegon N.V.

Review report

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements for the three-month period ended March 31, 2017, of Aegon N.V., The Hague, as set out on pages 2 to 24, which comprises the condensed consolidated statement of financial position as at March 31, 2017, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and the selected explanatory notes for the three-month period then ended. Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as at and for the three-month period ended March 31, 2017, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, May 10, 2017

PricewaterhouseCoopers Accountants N.V.

Original has been signed by

R. Dekkers RA

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26	Condensed Consolidated Interim Financial Statements 1Q 2017

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	Consequences of the anticipated exit of the United Kingdom from the European Union;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
t	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
t	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
t	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
t	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
t	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
t	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
t	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Condensed Consolidated Interim Financial Statements 1Q 2017

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 89 56

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2017

August 10, 2017	Results second quarter 2017

November 9, 2017	Results third quarter 2017

February 15, 2018	Results fourth quarter 2017

Aegon’s 1Q 2017 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.